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Exhibit 99.8

PRESS RELEASE

Embargoed for publication until 09.00 on 25 March 2003

Hall C

Stand No. 3442

Bookham Technology presents "Top Three" debut at OFC 2003

Oxfordshire, UK: Bookham Technology plc (LSE: BHM, Nasdaq: BKHM), boosted by its recent acquisition of the optical components business of Nortel Networks, appears at this week's OFC (Optical Fiber Communication) conference and exhibition in Atlanta, Georgia (March 23–28) as one of the optical components industry's top three companies.

Bookham is showing its broad product coverage resulting from its investments in key technologies that deliver intrinsic cost reduction and space savings. Examples include:

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  Monolithically integrated tunable lasers

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  Integrated GaAs transmitters

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  Cooled and uncooled high power 980nm pump laser modules

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  Intelligent EDFA modules for C & L band

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  Extended reach directly modulated BH lasers

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  Integrated VOA receivers

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  Compact InP MZ modulators

These investments allow Bookham to offer an excellent breadth and depth of product capability unmatched in the industry.

The coupling of technical excellence and product breadth allow Bookham to offer cost effective added value solutions such as:

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  Hot pluggable transceivers

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  A complete range of 10G 300 pin transponders

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  Board level products

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  Rack mounted solutions

Bookham Technology (Hall C, stand No 3442) is demonstrating its complete end-to-end capability which involves the integration of the products of both the former Nortel business and the optical components business from Marconi; both acquired by Bookham earlier in 2002.

The on-booth interactive demonstration features industry-leading optical solutions reflecting a complete range of components and integrated products. Cost-disruptive, integrated technologies such as Bookham's MSA-compliant, hot pluggable transceiver, an intelligent full-band mini erbium-doped fibre amplifier (EDFA), and the world's only 10Gb/s coplanar receiver with integrated VOA will be configured in a hands-on, interactive display which clearly illustrates real customer value.

Following its 2002 acquisitions, Bookham has made an important acceleration towards achieving its goal of having its products inside optical networking systems throughout the world and to be a leading provider of solutions for the complete range of customer optical networking requirements.

"Bookham is totally committed to emerge from the industry's current difficulties as the leading optical components business on a global scale," said Bookham President and Chief Executive Officer, Giorgio Anania. "We have made remarkable progress, and visitors to OFC will have their first chance to see the new Bookham in action."

For Bookham's customers, cost reduction is essential and breadth of product line is critical. Customers are looking for suppliers with the product line, breadth, scale and value-added capability to become their strategic partners. They must also have the staying power to survive the current difficulties while offering cost-effective solutions that reduce component cost or total installed cost and footprint while maintaining, or increasing, product reliability. Bookham leverages its core technologies to deliver such solutions to the industry.

Bookham Technology will be presenting the following papers at OFC on:

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  Wide-frequency-range operation of a high-linearity uncooled DFB laser for next generation radio-over-fiber

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  In-Situ etched buried heterostructures for uncooled and extended reach modulated lasers

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  The record unamplified loss 40GHz electro-absorption modulator module

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  Integrated DQPSK transmitter for dispersion-tolerant and dispersion-managed DWDM transmission

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  Development of extremely high power 14xy laser diodes with high efficiency and very narrow vertical far field

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Claire Dickens GBCS Public Relations Tel: +44 (0)115 950 8399 brian@gbcspr.com claire@gbcspr.com

        Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of optical components, modules, and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality. The company's components and subsystems are used in access, metropolitan and long-haul networks. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy, China and Japan, and employs approximately 2000 people worldwide.

        More information on Bookham Technology is available at www.bookham.com

        Bookham and ASOC are registered trademarks of Bookham Technology plc

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  Exhibit 99.8
  Press Release dated March 25, 2003
Bookham Technology presents "Top Three" debut at OFC 2003